1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 11, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED APPOINTMENT OF INDEPENDENT DIRECTOR

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that on 11 October 2016, Mr. Kong Xiangguo (“Mr. Kong”) has been nominated as an independent director of the Company (“Independent Director”). The proposed appointment of Mr. Kong as an Independent Director is subject to approval at a general meeting of the Company.

The biographical details of Mr. Kong are as follows:

Mr. Kong Xiangguo, aged 61, is a senior engineer of professor level , registered national consulting engineer and registered national mining engineer, and is entitled to the governmental special allowances issued by the State Council. Mr. Kong is now a director of General Plan Transportation Technology Department of the Investigation and Design Committee of China National Coal Construction Association, an independent director of Xi’an Research Institute Company Limited of China Coal Technology & Engineering Group, and a member of the thirteenth session of Nanjing Committee of the Chinese People’s Political Consultative Conference. He served as the chairman of the board of directors and a deputy secretary of the Party Committee of Nanjing Design Research Institute Company Limited of China Coal Technology & Engineering Group, and was rewarded honors of the Excellent President of the National Investigation and Design Institutes, Top 10 Modern Management Entrepreneur in National Investigation and Design Industry, etc. Mr. Kong graduated from Shandong University of Science and Technology.

As at the date of this announcement, saved as disclosed above, Mr. Kong confirms that: (i) he has not held any directorships in the past three years in any public companies, the securities of which are listed on any securities market in Hong Kong and/or overseas, nor held any other major appointment or professional qualification; (ii) he does not hold any other position with the Company or its subsidiaries; (iii) he does not have any interests in the shares or securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) he does not have any other relationship with other current directors, senior management or substantial or controlling shareholders of the Company.

Upon approval of the appointment of Mr. Kong by the shareholders of the Company, Mr. Kong will enter into a service contract with the Company for a term commencing from the date of the general meeting to be held for approving the election of Mr. Kong as an Independent Director till the expiry of the tenure of the sixth session of the Board. Pursuant to the articles of association of the Company, an Independent Director will be elected and appointed and may be re-elected at a general meeting of the Company.

The remuneration for Mr. Kong as an Independent Director will be determined by the shareholders of the Company at a general meeting pursuant to the articles of association of the Company and with reference to recommendations of the remuneration committee of the Board in accordance with its terms of reference, taking into account, among other matters, his duties and responsibilities.

Save as disclosed in this announcement, there is no other information regarding the proposed appointment of Mr. Kong as an Independent Director required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and the Company is not aware of any other matters that need to be brought to the attention of its shareholders.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

11 October 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC